Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED ENERGY AND NYSERDA

TO DRILL STRATIGRAPHIC TEST

CALGARY and PITTSBURGH · March 25, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company” or “Unbridled”) announces they are scheduled to drill a stratigraphic test to basement (7,700 ft) on Unbridled’s NY acreage. The spud date is scheduled for the first week of April utilizing UDI rig 5. The well is being drilled in conjunction with the New York State Energy Research and Development Authority’s (NYSERDA) efforts to test the potential of the deep horizons in Western NY.

The location for the well is over a deep structure that was identified using 2D seismic.  Unbridled will core various deep formations and run a substantial suite of logs to evaluate porosity and permeability.  Management believes there are several potential gas-bearing formations that might be encountered such as the Utica Shale, Trenton / Black River, Theresa sandstone, and the Potsdam sandstone.  NYSERDA is paying for all costs below the Medina formation (4,000 ft) and, should hydrocarbons be encountered, all rights to the hydrocarbons would inure to Unbridled.

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant, at info@unbridledenergy.com, or 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph H. Frantz, Jr.

President & CEO

Forward-looking Statements  This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates and sales.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.